EXHIBIT 18.1

Mr. Fred G. Aanonsen, Vice President and Controller
Hercules Incorporated
1313 North Market Street
Wilmington, Delaware 19894-0001

Dear Mr. Aanonsen:

As stated in Note 21 to the consolidated financial statements of Hercules Incorporated (“the Company”) for the year ended December 31, 2005, the Company changed its valuation method of accounting for certain inventories from last-in, first out (“LIFO”) method to the weighted average method and states that the newly adopted accounting principle is preferable in the circumstances because it results in a better reflection of the current value of the inventory in the balance sheet and the new valuation method results in a better matching of revenue and expense in the statement of operations. In connection with our audit of the above mentioned financial statements, we have evaluated the circumstances and the business judgment and planning which formulated your basis to make the change in accounting principle.

It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative accounting principles that exist in this area. Further, the American Institute of Certified Public Accountants has not established the standards by which an auditor can evaluate the preferability of one accounting principle among a series of alternatives. However, for purposes of the Company’s compliance with the requirements of the United States Securities and Exchange Commission, we are furnishing this letter.

Based on our audit, we concur in management’s judgment that the newly adopted accounting principle described in Note 21 is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find to be unreasonable.

Very truly yours,

/s/ BDO Seidman, LLP
February 24, 2006